UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38485

Amneal Intermediate Inc.

(Exact name of registrant as specified in its charter)

400 Crossing Blvd

Bridgewater, NJ 08807

(908) 947-3120

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share, of Amneal Intermediate Inc.*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On November 7, 2023, Amneal Intermediate Inc. (formerly Amneal Pharmaceuticals, Inc.), a Delaware corporation (“Old Amneal”), completed a holding company reorganization (the “Reorganization”) in accordance with Section 251(g) of the General Corporation Law of Delaware and the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 7, 2023, by and among Old Amneal, Amneal Pharmaceuticals, Inc. (formerly Amneal NewCo Inc.), a Delaware corporation (“New Amneal”), and Amneal Merger Sub 1 Inc., a Delaware corporation and a wholly-owned subsidiary of New Amneal (“Merger Sub 1”), pursuant to which Merger Sub 1 merged with and into Old Amneal (the “Merger”), with Old Amneal surviving as a wholly-owned subsidiary of New Amneal. New Amneal changed its name to “Amneal Pharmaceuticals, Inc.” and Old Amneal changed its name to “Amneal Intermediate Inc.” In connection with the Reorganization, all of the outstanding capital stock of Old Amneal (including any stock options or other rights to acquire the same) was converted automatically, on a share-for-share basis, into equivalent corresponding capital stock of New Amneal (and rights to acquire the same), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding capital stock being converted. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Amneal and does not affect the reporting obligations of New Amneal, which is the successor registrant to Old Amneal under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Amneal Pharmaceuticals, Inc. (formerly Amneal NewCo Inc.), as successor registrant to Amneal Intermediate Inc. (formerly Amneal Pharmaceuticals, Inc.), has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 20, 2023

AMNEAL PHARMACEUTICALS, INC. (in its capacity as successor registrant to Amneal Intermediate Inc.)

By:	/s/ Anastasios Konidaris
Name:	Anastasios Konidaris
Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)